SILVESTRE LAW GROUP, P.C.

31200 Via Colinas, Suite 200

Westlake Village, CA 91362

(818) 597-7552

Fax (805) 553-9783

May 24, 2018

Division of Corporation Finance

Office of Telecommunications

United States Securities and Exchange Commission

Washington, DC 20549

RE:

Social Reality, Inc.

Registration Statement on Form S-3/A

Filed May 18, 2018

File No. 333-221970

Dear Ladies and Gentlemen:

We are submitting this letter on behalf of our client, Social Reality, Inc. (“Company”) in response to your comments received on May 22, 2018 with regard to the above referenced filing. This response will follow the lineal order of your letter and each specific area addressed, utilizing the text of your letter as the primary guide.

1.

Information Incorporated by Reference, page 14 -- We refer to our comment letter dated May 22, 2018 concerning your Form 10-Q for the quarter ended March 31, 2018. Please note that we will not be in a position to accelerate the effectiveness of your registration statement until the comment on your Form 10-Q has been resolved.

Response: The Company has updated its disclosure on Form 10-Q/A as requested pursuant to the comment letter dated May 22, 2018 concerning the Form 10-Q for the quarter ended March 31, 2018

I hope the foregoing addresses the Staff’s concerns. Should you require additional information, feel free to contact the undersigned at 805.402.7494 or via email at rsilvestre@silvestrelaw.com.

Sincerely,

Silvestre Law Group, P.C.

Raul Silvestre